FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending July 24, 2008

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x Form 40-F
 --

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes No x
  --

Notification of Transactions of Directors and Persons Discharging Managerial
Responsibility

Awards made by GlaxoSmithKline
On
23 July
2008
 the Company granted
certain
share-based awards to Directors and Persons Discharging Managerial Responsibility. The following awards were made:

  Awards under the GlaxoSmithKline Performance Share Plan, which are subject to performance conditions;
   and
  Awards under the GlaxoSmithKline Share Option Plan, which are subject to performance conditions; and

The Performance Share Plan and the Share Option Plan were both approved by shareholders on
31 July 2000
, and allow awards to be made to senior executives in the Group, including the Executive Directors.

The details of these awards are shown below.

Performance Share Plan
Under the terms of the GlaxoSmithKline Performance Share Plan, contingent awards are granted over a designated number of Ordinary shares or American Depository Shares (ADSs), with the percentage of awards ultimately vesting depending on performance. The performance condition applies over a three-year measurement period, which commenced on
1 January 2008
 and will end on
31 December 2010
.

The performance condition for these awards compares the Total Shareholder Return (TSR) of GSK's shares with the TSR of the shares of 14 comparator companies over the three-year period. No awards will vest if GSK delivers returns which, when ranked against these companies, rank below the median.
If GSK delivers returns which rank at the median, 35% of the award will vest.
Vesting increases on a sliding scale with 100% of the award vesting where the Company is ranked first or second when compared to the comparator group.

TSR is measured on a pro-rata basis. Where the Company's performance falls between two of the comparator companies, the exact level of vesting will be determined by the actual relative level of TSR rather than simple ranking. To the extent that an award does not vest, it lapses.

The companies in the comparator group are Abbott Laboratories, AstraZeneca, Amgen, Bristol-Myers Squibb, Eli Lilly & Co, Johnson & Johnson, Merck, Novartis, Pfizer, Roche, Sanofi-Aventis, Schering-Plough, Takeda Pharmaceutical Company and Wyeth.

The individuals in the table
 below, who are
either an Executive Director or Person
 Discharging
Managerial Responsibility (PDMR
), were each granted an award under the terms of the GlaxoSmithKline Performance Share Plan as set out
 below
.
The a
wards
we
re granted over the Company's 25p Ordinary shares
.

Dividends accrue on the shares during the vesting period and vest to the extent that shares vest.

Number of Ordinary shares potentially vesting

	Less than median	Equal to median	Equal to 7 th position	Equal to 6 th position	Equal to 5 th position	Equal to 4 th position	Equal to 3 rd position	Equal to or above 2 nd position
Mr A P Witty*	Nil	21,700	31,000	37,200	43,400	49,600	55,800	62,000
Mr S A Hussain	Nil	15,721	22,459	26,950	31,442	35,934	40,425	44,917

* denotes an Executive Director

The vesting of these awards is subject to the Remuneration Committee having determined that the performance conditions have been satisfied.

Share Option Plan
Under the terms of the GlaxoSmithKline Share Option Plan, share options allow the holder to buy Ordinary shares or ADSs at a future date at a price determined by reference to the market price of shares at the time of grant. The ultimate number of share options that become exercisable depends on GSK's earnings per share (EPS) g
rowth over the performance period. EPS is measured over the three financial years that started on
1 January 2008
 and end on
31 December 2010
. To

the extent that options under the GlaxoSmithKline Share Options Plan do not vest at the end of this period, they will lapse.

The performance condition compares the compound annual increase in the Company's

EPS with the increase in the Retail Price Index (
RPI
) over the performance

period compared to the base year (the financial year ended
31 December 2007
). No

options vest unless the Company's EPS increase exceeds
RPI
 by 3% per annum. 50%

of the share options vest for an EPS increase of 3% p.a. in excess of
RPI
, with

increasing vesting up to 100% for an increase of 6% p.a. or more in excess of

RPI
.

Vesting increases on a straight-line basis for EPS performance between the hurdles set out in the tables below.

The individuals in the table
 below, who are
either an
Exec
utive Director or a PDMR
,

were each granted an award under the terms of the GlaxoSmithKline Share Option

Plan

as set out below
with an exercise price of
£12.205
.
The o
ptions
we
re granted over the Company's 25p Ordinary shares.

Number of Ordinary shares potentially vesting

	Less than RPI +3%	RPI +3%	RPI +4%	RPI +5%	RPI +6% or more
Mr A P Witty*	Nil	72,500	96,667	120,833	145,000
Mr S A Hussain	Nil	51,771	69,028	86,285	103,542

* denotes an Executive Director

The vesting of these options is subject to the Remuneration Committee having determined that the performance conditions have been satisfied.

The Company, Directors and Persons Discharging Managerial Responsibility were advised of these transactions on
23 July
2008
.

This notification is made in accordance with Disclosure and Transparency Rule

3.1.4R(1)(a).

S M Bicknell
Company Secretary

24
 July
2008

Enquiries:

UK Media enquiries:

Philip Thomson

(020) 8047 5502
                        Alice
 Hunt

(020) 8047 5502
                        Gwenan White

(020) 8047 5502

US Media enquiries:

                             Nancy Pekarek

(215) 751 7709
                        Mary Anne Rhyne

(919) 483 2839

European Analyst/Investor enquiries:
David Mawdsley

(020) 8047 5564
                        Sally Ferguson

(020) 8047 5543
                        Gary Davies

(020) 8047 5503

US Analyst/ Investor enquiries:
                      Frank Murdolo

(215) 751 7002
                        Tom Curry

(215) 751 5419

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: July 24, 2008

                                                                                                        By: VICTORIA WHYTE
                                                                                                                                                                ------------------
                                                              Victoria Whyte
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc